UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

TILE SHOP HOLDINGS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

88677Q109

(CUSIP Number)

Peter H. Kamin

2720 Donald Ross Road, #311

Palm Beach Gardens, Florida 33410

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

October 23, 2019

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 88677Q109

1	NAMES OF REPORTING PERSONS Peter H. Kamin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,641,631 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,641,631 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,641,631 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

   (1) Includes 1,668,168 shares of Common Stock held by the Peter H. Kamin Revocable Trust dated February 2003, of which Peter H. Kamin (“Kamin”) is the trustee; 1,017,106 shares of Common Stock held by the Peter H. Kamin Childrens Trust dated March 1997, of which Kamin is the trustee; 97,453 shares of Common Stock held by the Peter H. Kamin Family Foundation, of which Kamin is the trustee; 328,711 shares of Common Stock held by the Peter H. Kamin GST Trust, of which Kamin is the trustee; and 329,501 shares of Common Stock held by 3K Limited Partnership, of which Kamin is the general partner.

 (2) Calculated based on 50,901,843 shares of Common Stock issued and outstanding as of October 28, 2019.

Item 1.	Security and Issuer

(a)          This statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Tile Shop Holdings, Inc., a Delaware corporation (the “Issuer”).

(b)          The principal executive offices of the Issuer are located at 14000 Carlson Parkway, Plymouth, Minnesota 55441.

Item 2.	Identity and Background

(a)          The person filing this statement is Peter H. Kamin (the “Reporting Person”).

(b)          The address of the principal place of business of the Reporting Person is 2720 Donald Ross Road #311, Palm Beach Gardens, Florida 33410.

(c)          The principal occupation of the Reporting Person is investing.

(d)          The Reporting Person described herein has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          The Reporting Person described herein has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)          The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

All of the shares of Common Stock owned by the Reporting Person were acquired using his personal funds.

Item 4.	Purpose of Transaction

As a result of the Reporting Person’s role as a member of the board of directors of the Issuer, he may have communications regarding, and a significant influence with respect to, the operational, strategic, financial, and governance matters of the Issuer.

Subject to applicable legal requirements, the Reporting Person may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on his evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Person’s ownership of the Issuer’s securities, other opportunities available to the Reporting Person, and general economic, money market, and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Person may dispose of all or a portion of his securities of the Issuer at any time. The Reporting Person reserves the right to increase or decrease his holdings on such terms and at such times as he may decide.

Other than as described above in this Item 4, the Reporting Person does not have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board of directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) and (b)         The information contained on the cover page to this statement on Schedule 13D is hereby incorporated by reference into this Item 5, as applicable.

(c)       Transactions by the Reporting Person in shares of Common Stock of the Issuer in the last sixty days are as follows:

Date	Direct Beneficial Owner	Type of Activity	Type of Security	Shares	Price of Security
10/23/2019	3K Limited Partnership	Open Market Purchase	Common Stock	54,550	$1.55(1)
10/23/2019	Peter H. Kamin Childrens Trust	Open Market Purchase	Common Stock	251,448	$1.55(1)
10/23/2019	Peter H. Kamin GST Trust	Open Market Purchase	Common Stock	41,900	$1.55(1)
10/23/2019	Peter H. Kamin Revocable Trust	Open Market Purchase	Common Stock	444,474	$1.55(1)
10/23/2019	Peter H. Kamin	Open Market Purchase	Common Stock	1,414,884	$1.55(1)
10/24/2019	3K Limited Partnership	Open Market Purchase	Common Stock	13,068	$1.68(2)
10/24/2019	Peter H. Kamin Childrens Trust	Open Market Purchase	Common Stock	70,031	$1.68(2)
10/24/2019	Peter H. Kamin GST Trust	Open Market Purchase	Common Stock	44,850	$1.68(2)
10/24/2019	Peter H. Kamin Revocable Trust	Open Market Purchase	Common Stock	106,514	$1.68(2)
10/24/2019	Peter H. Kamin	Open Market Purchase	Common Stock	232,287	$1.68(2)
10/25/2019	3K Limited Partnership	Open Market Purchase	Common Stock	9,528	$1.62(3)
10/25/2019	Peter H. Kamin Childrens Trust	Open Market Purchase	Common Stock	43,898	$1.62(3)
10/25/2019	Peter H. Kamin Family Foundation	Open Market Purchase	Common Stock	50,000	$1.62(3)
10/25/2019	Peter H. Kamin GST Trust	Open Market Purchase	Common Stock	50,000	$1.62(3)
10/25/2019	Peter H. Kamin Revocable Trust	Open Market Purchase	Common Stock	77,923	$1.62(3)
10/25/2019	Peter H. Kamin	Open Market Purchase	Common Stock	169,514	$1.62(3)
10/28/2019	3K Limited Partnership	Open Market Purchase	Common Stock	5,635	$1.80(4)
10/28/2019	Peter H. Kamin Childrens Trust	Open Market Purchase	Common Stock	25,296	$1.80(4)
10/28/2019	Peter H. Kamin Revocable Trust	Open Market Purchase	Common Stock	44,949	$1.80(4)
10/28/2019	Peter H. Kamin	Open Market Purchase	Common Stock	98,225	$1.80(4)
10/29/2019	3K Limited Partnership	Open Market Purchase	Common Stock	5,080	$1.76(5)
10/29/2019	Peter H. Kamin Childrens Trust	Open Market Purchase	Common Stock	23,017	$1.76(5)
10/29/2019	Peter H. Kamin Revocable Trust	Open Market Purchase	Common Stock	38,472	$1.76(5)
10/29/2019	Peter H. Kamin	Open Market Purchase	Common Stock	89,021	$1.76(5)
10/30/2019	Peter H. Kamin Family Foundation	Open Market Purchase	Common Stock	40,000	$1.75(6)
10/30/2019	Peter H. Kamin GST Trust	Open Market Purchase	Common Stock	56,600	$1.75(6)
10/31/2019	Peter H. Kamin	Open Market Purchase	Common Stock	204,056	$1.63(7)
10/31/2019	3K Limited Partnership	Open Market Purchase	Common Stock	12,242	$1.63(7)
10/31/2019	Peter H. Kamin Childrens Trust	Open Market Purchase	Common Stock	56,255	$1.63(7)
10/31/2019	Peter H. Kamin Revocable Trust	Open Market Purchase	Common Stock	92,888	$1.63(7)
11/01/2019	Peter H. Kamin	Open Market Purchase	Common Stock	34,488	$1.70(8)
11/01/2019	3K Limited Partnership	Open Market Purchase	Common Stock	2,325	$1.70(8)
11/01/2019	Peter H. Kamin Childrens Trust	Open Market Purchase	Common Stock	10,499	$1.70(8)

11/01/2019	Peter H. Kamin Revocable Trust	Open Market Purchase	Common Stock	16,733	$1.70(8)
11/04/2019	Peter H. Kamin	Open Market Purchase	Common Stock	146,842	$1.66(9)
11/04/2019	3K Limited Partnership	Open Market Purchase	Common Stock	10,384	$1.66(9)
11/04/2019	Peter H. Kamin Childrens Trust	Open Market Purchase	Common Stock	43,147	$1.66(9)
11/04/2019	Peter H. Kamin Revocable Trust	Open Market Purchase	Common Stock	70,227	$1.66(9)
(1) The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $1.18 to $1.65 inclusive.
(2) The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $1.62 to $1.71 inclusive.
(3) The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $1.58 to $1.67 inclusive.
(4) The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $1.77 to $1.82 inclusive.
(5) The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $1.74 to $1.81 inclusive.
(6) The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $1.74 to $1.77 inclusive.
(7) The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $1.55 to $1.77 inclusive.
(8) The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $1.68 to $1.71 inclusive.
(9) The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $1.61 to $1.71 inclusive.

(d)          No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, any of the Common Stock beneficially owned by the Reporting Person.

(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer

Item 7.	Exhibits

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2019

/s/ Peter H. Kamin
Peter H. Kamin